UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Crucell NV

(Name of Issuer)

Common Stock

(Title of Class of Securities)

228769105

(CUSIP Number)

Richard P. Haugland
278 Moo 10,
Baan Nong-On, T. Intakhin,
A. Maetang, Chiangmai
50105, Thailand
(011)(+66) 9-963-0623

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 22, 2006

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 228769105		Page 2 of 4 Pages
1.	Name of Reporting Person I.R.S. Identification Nos. of above persons (entities only):
Richard P. Haugland (individual) and Richard P. Haugland Foundation (FEIN 93-1220478)
2.	Check the Appropriate Box if a Member of a Group (See Instructions):	(a) ☒
	Richard P. Haugland is a member of the Board of Directors of the Richard P. Haugland Foundation	(b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instructions): PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):	☐
6.	Citizenship or Place of Organization: USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 1,614,793
	8.	Shared Voting Power: 600,000
	9.	Sole Dispositive Power: 1,614,793
	10.	Shared Dispositive Power: 600,000
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,214,793 (1,614,793 by Richard P. Haugland and 600,000 by the Richard P. Haugland Foundation)
	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
	13.	Percent of Class Represented by Amount in Row (11): 5.35%
	14.	Type of Reporting Person (See Instructions): IN and CO

Page 3 of 4 Pages

Item 1. Security and Issuer

The filing relates to Crucell common stock (symbol CRXL, Nasdaq)
Crucell NV
Archimedensweg 4
Leiden, 2333 CN
Netherlands

Item 2. Identity and Background

(a) Richard P. Haugland as an individual and the Richard P. Haugland Foundation.

(b) 278 Moo 10, Baan Nong-On, T. Intakhin, A. Maetang, Chiangmai 50150, THAILAND

(c)  retired

(d) no convictions

(e) no proceedings

(f)  American

Item 3. Source and Amount of Funds or Other Consideration

All of the funds came from cash obtained by sales of Molecular Probes to Invitrogen in August 2003. The approximate acquisition cost of the shares over time was $28.4 million.

Item 4. Purpose of Transaction

(a) Additional shares may be purchased on the open market but there are no current plans to do so. No sales are contemplated.

(b) No

(c) There may be periodic transfers (gifts) of shares from Richard P. Haugland as an individual to the Richard P. Haugland Foundation.

(d) No

(e) No

(f) No

(g) No

(h) No

(i) No

(j) No

Page 4 of 4 Pages

Item 5. Interest in Securities of the Issuer

(a) Richard P. Haugland 1,614,793 = 3.90% based on 41,430,000 shares outstanding (Yahoo); Richard P. Haugland Foundation 600,000 = 1.45%

(b) Richard P. Haugland sold power on 1,614,793 shares and shared power on 600,000 shares

(c) Not required. Initial filing.

(d) Not applicable

(e) Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

No such contracts, arrangements, understandings or relationships.

Item 7. Material to Be Filed as Exhibits

No relevant items to file.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Signature:	/s/ Richard P. Haugland
Name/Title:	Richard P. Haugland

Date: 05/25/2006

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations
(See 18 U.S.C. 1001)